EXHIBIT A

IDENTIFICATION OF SUBSIDIARIES

Golden Meditech (BVI) Company Ltd. is the direct beneficial owner of the 50,000,000 Shares referred to in this Schedule 13G. Golden Meditech (BVI) Company Ltd. is the direct wholly-owned subsidiary of Golden Meditech Company Limited, a publicly listed company in Hong Kong. Golden Meditech Company Limited is controlled by Bio Garden Inc., a company wholly-owned by Mr. Yuen Kam.